Exhibit 99.1

Results for the year ended July 31, 2021

September 28, 2021

STRONG PROFIT GROWTH DEMONSTRATES THE AGILITY OF OUR BUSINESS MODEL

US$ millions	2021	2020	[1]	Change

Statutory financial results

Revenue	22,792	19,940		+14.3%

Profit before tax	1,891	1,292		+46.4%

Total basic earnings per share	674.7c	427.5c		+57.8%

Total ordinary dividend per share	239.4c	208.2c		+15.0%

Alternative performance measures[2]

Gross margin	30.6%	30.0%		+0.6%

Trading profit	2,176	1,660		+31.1%

Less impact of IFRS 16	(77)	(68)

Underlying trading profit	2,099	1,592		+31.8%

Headline earnings per share	688.1c	508.0c		+35.5%

Adjusted EBITDA[3]	2,266	1,760		+28.8%

Net debt : adjusted EBITDA[4]	0.6x	0.6x

Highlights

-	Revenue 14.3% ahead of last year with accelerated market share gains.

-	Gross margins of 30.6% were 60bps ahead of last year driven primarily by our ability to service our customers while managing price inflation.

-	Good cost control ensured strong underlying trading profit delivery of $2,099 million, up $507 million and significantly outpacing revenue growth with profit before tax increasing to $1,891 million.

-	Cash generation was solid and the balance sheet remains strong with 0.6x leverage.

-	Continued to consolidate our markets, investing $335 million in seven acquisitions.

-	$1.4 billion returned to shareholders during the year via dividends and share buy backs.

-	Final dividend of 166.5c per share, bringing total dividend to 239.4c per share, an increase of 15%.

-	New $1.0 billion share buy back announced today.

-	UK disposal completed in January 2021 with operations now focused on North America.

-	Additional US listing on the NYSE established in March 2021. On track for shareholder vote on US primary listing, Spring 2022.

-	Virtual investor day scheduled for December 9, 2021.

1.

The Group disposed of its UK business on January 29, 2021. Pursuant to IFRS requirements, the UK results have been reclassified to discontinued operations and the prior year comparative results have been restated.

2.

The Group uses Alternative Performance Measures (“APMs”), which are not defined or specified under IFRS, to provide additional helpful information. These measures are not considered to be a substitute for IFRS measures and are consistent with how business performance is planned, reported and assessed internally by management and the Board. For further information on APMs, including a description of our policy, purpose, definitions and reconciliations to equivalent IFRS statutory measures see note 2.

3.	Continuing operations only, excludes the impact of IFRS16. Adjusted EBITDA contribution from discontinued operations in the period was $57 million (2020 restated: $42 million).

4.

Net debt excludes lease liabilities and Adjusted EBITDA excludes the impact of IFRS 16. Leverage ratio utilizes a trailing twelve months adjusted EBITDA for both continuing and discontinued operations.

Results for the year ended July 31, 2021

Kevin Murphy, Group Chief Executive, commented:

“We would like to express our sincere thanks to our 31,000 associates for their dedication and commitment, delivering outstanding service and accelerated market share gains amid a backdrop of COVID-19 and industry supply chain pressures. We were pleased with earnings growth that significantly outpaced revenue growth to deliver robust operating leverage and margin, demonstrating the agility of our business model. Cash generation was solid, as we continued to invest in inventory availability to service our customers, while our balance sheet remains strong. We welcomed talented associates from seven acquisitions as we continued to consolidate our fragmented markets.

“The Group started the new financial year with strong momentum, with organic revenue growth at similar levels to Q4 2020/21. We expect a year of good growth overall but we anticipate a tapering in the second half on tougher prior year comparatives. We are mindful that the recent tailwinds from inflation on gross margins could moderate but for the full year ahead we expect operational improvements to broadly offset headwinds from inflation in the cost base. Given the strong momentum in the business and the agility of our business model, we are well positioned to have a year of good growth and the Board continues to look forward to the medium term with confidence.”

For further information please contact

Ferguson plc
Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410

Media Enquiries
Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad, David Litterick (Brunswick)	Tel:	+44 (0) 20 7404 5959
Jonathan Doorley (Brunswick)	Tel:	+1 917 459 0419

Investor conference call and webcast

A call with Kevin Murphy, Group Chief Executive and Bill Brundage, Group Chief Financial Officer will commence at 1200 UK time (0700 ET) today. The call will be recorded and available on our website after the event at www.fergusonplc.com.

Dial in number	United Kingdom:	+44 (0)20 3936 2999
	United States:	+1 646 664 1960

Ask for the Ferguson call quoting access code 164368.

To register for the webcast please click here.

Analyst resources

Further information on quarterly financial breakdowns can be found on the Company’s website here.

Financial results

Ferguson plc delivered a strong trading result and our approach to managing the business has remained focused on three key areas:

1.	Protecting the health and wellbeing of our associates;
2.	Continuing to serve our customers during a critical time of need; and
3.	Protecting and preserving the strength of our businesses for the long-term.

The achievement of these results is attributable to the dedication of our 31,000 associates who continue to demonstrate a remarkable ability to adapt to an unprecedented change in their personal and professional lives while still delivering outstanding service to our customers.

Statutory results

Revenue of $22,792 million (2020 restated: $19,940 million) was 14.3% higher than last year. Statutory profit before tax was $1,891 million (2020 restated: $1,292 million) after exceptional charges. Profit attributable to shareholders was higher at $1,508 million (2020 restated: $961 million) due principally to the strength of trading during the year.

Alternative performance measures

Revenue of $22,792 million (2020 restated: $19,940 million) was 14.3% ahead of last year, 13.0% higher on an organic basis with a further 1.5% from acquisitions offset by 0.2% from trading days and the impact of foreign exchange. Inflation in the year was approximately 3%, picking up from flat in the first half to mid-single digit in the second half.

Gross margins of 30.6% (2020 restated: 30.0%) were ahead of last year driven primarily by our ability to service customers while managing price inflation, enabled by the hard work of our sales associates and the strength of our supply chain. Operating expenses continued to be well controlled as we focused on productivity and efficiencies.

Underlying trading profit was $2,099 million (2020 restated: $1,592 million), 31.8% ahead of last year as strong revenue, gross margin expansion and good cost control led to robust operating leverage. Acquisitions generated revenue of $290 million and underlying trading profit of $19 million in the year.

Operating and financial review

Further details of the financial performance of the Group’s continuing operations are set out below.

Regional analysis

US$ millions	Revenue 2021	Revenue 2020[1]	Change	Trading profit 2021	Less impact of IFRS 16 2021	Underlying trading profit 2021	Underlying trading profit 2020[1]	Underlying change

USA	21,478	18,857	+13.9%	2,147	(74)	2,073	1,587	+30.6%

Canada	1,314	1,083	+21.3%	79	(3)	76	43	+76.7%

Central costs	-	-		(50)	-	(50)	(38)

Continuing operations	22,792	19,940	+14.3%	2,176	(77)	2,099	1,592	+31.8%
1.

The Group disposed of its UK business on January 29, 2021. Pursuant to IFRS requirements, the UK results have been reclassified to discontinued operations and the prior year comparative results have been restated.

Quarterly organic revenue growth1

	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021	FY 2021

USA	(2.4%)	+3.3%	+3.4%	+20.1%	+23.8%	+12.8%

Canada	(5.6%)	+3.5%	+7.9%	+35.2%	+20.1%	+15.8%

Continuing operations[2]	(2.6%)	+3.3%	+3.6%	+20.9%	+23.6%	+13.0%
1.	Organic revenue growth is an APM. For further information on APMs see note 2.
2.

The Group disposed of its UK business on January 29, 2021. Pursuant to IFRS requirements, the UK results have been reclassified to discontinued operations and the prior year comparative results have been restated.

USA

The US business grew revenue by 13.9% which comprised 12.8% organic growth and 1.5% from acquisitions offset by 0.4% from one fewer trading day. Price inflation averaged approximately 3% during the year, picking up from flat in the first half to mid-single digit in the second half.

The organic revenue growth by end market was as follows:

End market	% of US revenue	2021 Estimated Market Growth	2021 Organic revenue growth

Residential	56%	+14%	+19%

Non-residential	44%	+1%	+6%

		+8%	+ 12.8%

Residential end markets, which comprise just over half of our US revenue, were strong in the first half of the year and saw a significant step up in the second half. New residential housing starts and permits continued to grow well, as did residential repairs, maintenance and improvement (“RMI”) which performed strongly in the second half. Non-residential end markets were more challenging in the first half as commercial and industrial project work was subdued but returned to modest growth in the second half as the US economy re-opened and lapped relatively weaker comparators.

We operate nine customer groups across our end markets:

Customer group	% of US revenue	2021 Total revenue growth

Residential Trade	20%	+14%

Residential Building and Remodel[3]	14%	+14%

Residential Digital Commerce[4]	10%	+38%

HVAC	11%	+22%

Waterworks	18%	+17%

Commercial / Mechanical	14%	+6%

Other[5]	13%	(2%)

	100%	+13.9%

3.     Formerly Residential Showroom    4.        Formerly eBusiness    5.        Comprises Fire and Fabrication, Facilities Supply and Industrial

Residential Trade and Residential Building and Remodel (formerly Residential Showroom) customer groups grew well with a particular uptick in RMI revenues in the second half. Residential Digital Commerce (formerly eBusiness) generated exceptional growth with strong demand from the project minded consumer and light decorative pro. HVAC continued to grow strongly in both residential new construction and RMI. Waterworks grew well with a balance of strong public works demand, good residential growth and green shoots in commercial end markets. Commercial / Mechanical was restricted by more challenging non-residential end markets in the first half but saw robust growth in the second half. The other category comprises Fire and Fabrication, Facilities Supply and Industrial, each of which returned to growth in the second half but overall remained slightly down for the full year driven by Industrial.

Gross margins were ahead of last year driven primarily by our ability to service customers while managing price inflation. Operating expenses were well controlled and we continued to invest in industry leading associates, global supply chain, product breadth and depth and digital solutions. Underlying trading profit of $2,073 million (2020: $1,587 million) was strongly ahead of last year.

Seven bolt-on acquisitions were completed during the year with total annualized revenues of approximately $360 million. As previously announced these included Old Dominion Supply, an HVAC acquisition, Atlantic Construction Fabrics, part of Waterworks, Amerock, a leading provider of own brand cabinet hardware, and Clarksville Lighting & Appliance, a lighting and appliance showroom in Tennessee. Additionally in the fourth quarter we acquired Canyon Pipe & Supply, an Arizona based wholesale plumbing distributor serving residential and commercial end markets, The Kitchen Showcase, a high-end designer and installer of cabinets in Colorado, and Moore Industrial Supply, a distributor of industrial products in Georgia.

Canada

In Canada, revenue grew 21.3% with inflation of approximately 4%. Canadian residential markets remained buoyant, particularly in the East and there were some signs of improvement in industrial end markets.

Gross margins were ahead of last year and costs were well controlled generating an underlying trading profit of $76 million, an increase of $33 million.

The local management team continue to work closely with the US team to leverage knowledge and expertise in order to generate synergies that enhance operations and customer experience across Canada.

Fourth quarter trading performance

Revenue of $6,567 million (2020 restated: $5,297 million) was 24.0% ahead of last year and 23.6% higher on an organic basis. Inflation in the quarter averaged approximately 8% with upward movement on both commodities and finished goods.

Gross margins of 31.4% (2020 restated: 29.8%) were ahead of last year driven primarily by our ability to service customers, while managing price inflation, as well as channel mix improvement. Costs were well controlled leading to underlying trading profit of $702 million (2020 restated: $513 million).

US$ millions	Revenue Q4 2021	Revenue Q4 2020[1]	Change	Trading profit Q4 2021	Less impact of IFRS 16 2021	Underlying trading profit Q4 2021	Underlying trading profit Q4 2020[1]	Underlying change

USA	6,176	4,998	+23.6%	708	(18)	690	504	+36.9%

Canada	391	299	+30.8%	30	(2)	28	15	+86.7%

Central costs	-	-		(16)	-	(16)	(6)

Continuing operations	6,567	5,297	+24.0%	722	(20)	702	513	+36.8%
1.

The Group disposed of its UK business on January 29, 2021. Pursuant to IFRS requirements, the UK results have been reclassified to discontinued operations and the prior year comparative results have been restated.

Finance costs, tax and exceptional items

Net finance costs were $144 million (2020 restated: $140 million), broadly in line with last year.

The Group incurred a tax charge of $241 million (2020 restated: $317 million) on profit before tax of $1,891 million (2020 restated: $1,292 million). Excluding amortization from acquired intangible assets, exceptional items and other non-recurring items, the adjusted tax charge was $496 million (2020 restated: $376 million) on an adjusted profit before tax from continuing operations of $2,034 million (2020 restated: $1,512 million) resulting in adjusted effective tax of 24.4% (2020 restated: 24.9%).

At an operating profit level, the Group incurred a total exceptional charge of $11 million (2020 restated: $97 million) predominantly related to cost of the Group’s listing in the USA.

Earnings per share

Total basic earnings per share, including discontinued operations, were 674.7 cents (2020: 427.5 cents). Headline earnings per share increased by 35.5% to 688.1 cents (2020 restated: 508.0 cents) due principally to the strong profit growth in the year.

Cash flow

The Group continued to generate good cash flows with cash generated from operations of $2,093 million (2020: $2,252 million). Working capital increased by $571 million (2020: $220 million inflow), principally driven by continued investment in inventory to ensure product availability and continued customer service. Net interest and tax amounted to $552 million (2020: $384 million) and acquisitions amounted to $335 million (2020: $351 million). Capital investment decreased slightly to $246 million (2020: $302 million) due to the timing of projects. Ordinary dividends paid amounted to $626 million (2020: $327 million) and included the full year 2020 dividend. Share buy backs amounted to $400 million (2020: $451 million) and special dividends were $410 million (2020: $nil). Return on gross capital employed increased to 28.2% (2020: 23.9%) with the increase driven by the improvement in underlying trading profit outpacing the increase in average capital employed during the year.

Net debt, liquidity and pensions

The Group’s net debt, which excludes leases, at July 31, 2021 was $1,355 million (July 31, 2020: $1,012 million) and the ratio of net debt to the last twelve months adjusted EBITDA was 0.6x (July 31, 2020: 0.6x). The Group has a strong liquidity position and aims to operate with a net debt to adjusted EBITDA ratio of between 1x and 2x.

The IFRS 16 lease liability recognized on the balance sheet as at July 31, 2021 was $1,090 million (July 31, 2020: $1,355 million) which was lower principally due to the exit of the UK business.

At July 31, 2021 the Group’s net pension position was an asset of $96 million (July 31, 2020: net deficit of $61 million) with the increase primarily due to the impact of actuarial assumptions and an additional one-off contribution of $40 million following the disposal of Wolseley UK.

Shareholder returns

Ferguson’s investment priorities are focused on the following areas:

1.	Investing in the business and consistently generating above market organic revenue growth;
2.	Growing the ordinary dividend sustainably through the economic cycle;
3.	Investing in bolt-on and capability acquisitions that meet our investment criteria; and
4.	Returning any surplus capital beyond these needs to shareholders.

We aim to maintain a strong balance sheet with target leverage of 1x to 2x net debt to adjusted EBITDA through the cycle.

Given the uncertainty of COVID-19, our balance sheet has been a source of strength as we have guided the business through the ongoing challenges of the pandemic. Initially we took prompt actions to optimize cash flow, reducing capital expenditure and operating costs, and further improve our liquidity position. As markets have recovered we have progressively reinstated our capital priorities in line with the priorities above.

In May the Group paid an interim dividend of 72.9 cents per share (2020: $nil). If approved at the Annual General Meeting, the proposed final dividend of 166.5 cents per share (2020: 208.2 cents per share), equivalent to approximately $369 million, will be paid on December 10, 2021 to shareholders on the register at October 29, 2021. This brings the total dividend for 2021 to 239.4 cents per share, an increase of 15%.

On January 29, 2021 we completed the disposal of Wolseley UK and re-confirmed our commitment to return substantially all of the net proceeds of the disposal to shareholders by way of a special dividend. A special dividend of 180.0 cents per share, equating to $410 million, was paid alongside the interim dividend in May 2021.

Taking into account the Group’s prospects and strong financial position; the Board has announced that it intends to buy back up to $1.0 billion of its shares over the next 12 months.

Board changes

During the year we continued to significantly reshape the Board to support our strategy. In October 2020, Mike Powell stepped down as Group CFO and was succeeded by Bill Brundage who was previously CFO of Ferguson Enterprises, our largest subsidiary.

On December 21, 2020, we announced the appointment of Suzanne Wood and Brian May to the Board as Non-Executive Directors effective January 1, 2021.

Suzanne Wood, a US citizen, has extensive financial, operational and public company experience. Suzanne is currently the Senior Vice President and Chief Financial Officer for Vulcan Materials Company, the USA’s largest producer of construction aggregates, a role she has held since September 2018. Prior to this, Suzanne was CFO of Ashtead Group plc, the FTSE 50 equipment rental company, for six years.

Brian May, a UK citizen, is a highly experienced executive with considerable financial, operational and industry expertise having spent 27 years at Bunzl plc, the global distribution and services group, which generated approximately 60 per cent of its revenue in North America. Brian was Chief Financial Officer of Bunzl for 14 years before his retirement in late 2019.

On May 1, 2021, Kelly Baker was appointed to the Board as a Non-Executive Director. Kelly, a US citizen, has extensive human resources and operational experience having led the people, organizational and cultural development across a number of US based, global public companies. Kelly is currently Executive Vice President,

Chief Human Resources Officer of Thrivent, a Fortune 500 financial services organization, a role she has held since August 2021. Prior to this, Kelly was EVP, CHRO at Pentair plc, a leading manufacturer of water products, between December 2017 to July 2021. Previously, Kelly also held a variety of HR and diversity related roles at Patterson Companies Inc. and General Mills Inc.

Tessa Bamford will step down as a Non-Executive Director at the 2021 Annual General Meeting. The Board has benefitted from Tessa’s extensive experience together with her broad business knowledge and boardroom experience. We are grateful for Tessa’s excellent contribution as a highly valued Board member, particularly during a period of significant change over the last year, and we wish her well for the future.

Listing changes

Ferguson’s operations are now 100 per cent focused on North America and the Board continues to believe the US is the natural long-term listing location for the Company. As previously announced, after extensive shareholder consultation, the Company set out a two-step process to achieve an orderly and equitable path to achieving this aim. The first step has been achieved, with the additional US listing of ordinary shares becoming effective on the New York Stock Exchange on March 8, 2021, having been supported by over 99% of shareholders. In line with the timeline previously set out on the second step, Ferguson intends to put forward a vote on a primary US listing in Spring 2022.

Accounting changes

As previously announced, the Group has changed to US GAAP reporting for periods beginning on and after August 1, 2021 in order to aid comparability with other US peers. We will provide relevant reconciliations of IFRS to US GAAP later this morning in the ‘Investors & Media’ section on our website from 1200 UK time (0700 ET) today.

Outlook

The Group started the new financial year with strong momentum, with organic revenue growth at similar levels to Q4 2020/21. We expect a year of good growth overall but we anticipate a tapering in the second half on tougher prior year comparatives. We are mindful that the recent tailwinds from inflation on gross margins could moderate but for the full year ahead we expect operational improvements to broadly offset headwinds from inflation in the cost base. Given the strong momentum in the business and the agility of our business model, we are well positioned to have a year of good growth and the Board continues to look forward to the medium term with confidence.

Notes to statement

1.    About Ferguson

Ferguson plc is a leading value added distributor of plumbing and heating products to professional contractors operating in North America. Revenue for the year ended July 31, 2021 was $22.8 billion and trading profit was $2.2 billion. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE: FERG) and the company is in the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.

2.	Financial calendar

Annual General Meeting record date*	November 30, 2021

Annual General Meeting	December 2, 2021

Q1 results for the period ending October 31, 2021	December 7, 2021

Virtual investor day	December 9, 2021

* Shareholders entered on the register of members of the Company as at 6:30pm ET on November 30, 2021 will be entitled to attend or vote at the Annual General Meeting.

3.	Timetable for the final dividend

The timetable for payment of the proposed final dividend of 166.5 cents per share is as follows:

Ex-dividend date:	October 28, 2021

Record date:	October 29, 2021

Payment date:	December 10, 2021

The final dividend is declared in US dollars. Following the additional listing on NYSE of Ferguson plc ordinary shares in March 2021, the default currency for dividends is US dollars. Those shareholders who have not elected to receive the dividend in pounds sterling and who would like to make such an election with respect to the 2021 final dividend may do so online by going to Computershare’s Investor Center and returning the completed form to the address located in the upper-right corner of the form. This form is available at www-us.computershare.com/investor/#home and navigating to Company Info > FERG > GBP Dividend Election and Mandate Form. Please note, shareholders who were on the register as at close of business on March 5, 2021 with no alternative currency election in place will have been defaulted to receive dividends in pounds sterling.

The last day for election for the proposed final dividend is November 12, 2021 and any requests should be made in good time ahead of that date.

4.	Legal disclaimer

Certain information included in this announcement is forward-looking, including within the meaning of the United States Private Securities Litigation Reform Act of 1995, and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and include, without limitation, statements or guidance regarding or relating to our future financial position, results of operations and growth, projected interest in and ownership of our shares by domestic US investors, plans and objectives for future capabilities, risks associated with changes in global and regional economic, market and political conditions, ability to manage supply chain challenges, ability to manage the impact of product price fluctuations, our financial condition and liquidity, including our ability to repay our indebtedness and obtain financing in the future to fund capital expenditures and other general corporate activities, legal or regulatory development changes, and other statements concerning the success of our business and strategies.

Forward-looking statements can be identified by the use of forward-looking terminology, including terms such as “believes”, “estimates”, “anticipates”, “expects”, “forecasts”, “intends”, “continues,” “plans”, “projects”, “goal”, “target”, “aim”, “may”, “will”, “would”, “could” or “should” or, in each case, their negative or other variations or comparable terminology and other similar references to future periods. Forward-looking statements speak only as of the date on which they are made. They are not assurances of future performance and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Therefore, you should not place undue reliance on any of these forward-looking statements. Although we believe that the forward-looking statements contained in this announcement are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control; adverse impacts caused by the COVID-19 pandemic or related variants; decreased demand for our products as a result of operating in highly competitive industries and the impact of declines in the residential and non-residential RMI markets as well as the new construction market; failure to rapidly identify or effectively respond to consumer wants, expectations or trends; failure of a key information technology system or process as well as exposure to fraud or theft resulting from payment-related risks; unsuccessful execution of our operational strategies; failure to attract, retain and motivate key associates; ineffectiveness of or disruption in our international supply chain or our fulfillment network, including delays in inventory, increased delivery costs or lack of availability; fluctuations in foreign currency and fluctuating product prices (inflation / deflation); inherent risks associated with acquisitions, partnerships, joint ventures and other business combinations, dispositions or strategic transactions; regulatory, product liability and reputational risks and the failure to achieve and maintain a high level of product quality as a result of our suppliers’ or manufacturers’ mistakes or inefficiencies; legal proceedings as well as failure to comply with domestic and foreign laws and regulations or the occurrence of unforeseen developments such as litigation; changes in, interpretations of, or compliance with tax laws in the United States, the United Kingdom, Switzerland or Canada; privacy and protection of sensitive data failures, including failures due to data corruption, cybersecurity incidents or network security breaches; exposure of associates, contractors, customers, suppliers and other individuals to health and safety risks; funding risks related to our defined benefit pension plans; inability to renew leases on favorable terms or at all as well as any obligation under the applicable lease; failure to effectively manage and protect our facilities and inventory; our indebtedness and changes in our credit ratings and outlook; risks associated with our intention to relocate our primary listing to the United States and any volatility in our share price and shareholder base in connection therewith; and other risks and uncertainties set forth under the heading “Principal Risks and Uncertainties” in our half year earnings announcement dated March 16, 2021, and under the heading “Risk Factors” in our registration statement on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 12, 2021 and in other filings we make with the SEC in the future.

Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Group income statement

Year ended July 31, 2021

		2021					Restated 2020
	Notes	Before exceptional Items $m	Exceptional items (note 4) $m	Total $m	Before exceptional items $m	Exceptional items (note 4) $m	Total $m

Revenue	3	22,792	–	22,792	19,940	–	19,940

Cost of sales		(15,812)	–	(15,812)	(13,957)	–	(13,957)

Gross profit		6,980	–	6,980	5,983	–	5,983

Operating costs		(4,935)	(11)	(4,946)	(4,437)	(97)	(4,534)

Operating profit	3	2,045	(11)	2,034	1,546	(97)	1,449

Finance costs		(144)	(1)	(145)	(147)	–	(147)

Finance income		1	–	1	7	–	7

Share of profit/(loss) after tax of associates		1	–	1	(2)	–	(2)

Gain on disposal of interests in associates and other investments		–	–	–	–	7	7

Impairment of interests in associates		–	–	–	(22)	–	(22)

Profit before tax		1,903	(12)	1,891	1,382	(90)	1,292

Tax	5	(243)	2	(241)	(336)	19	(317)

Profit from continuing operations		1,660	(10)	1,650	1,046	(71)	975

Loss from discontinued operations	6	43	(185)	(142)	3	(17)	(14)

Profit for the year attributable to shareholders of the Company		1,703	(195)	1,508	1,049	(88)	961

Earnings per share	8

Continuing operations and discontinued operations

Basic earnings per share				674.7c			427.5c

Diluted earnings per share				670.5c			423.5c

Continuing operations only

Basic earnings per share				738.3c			433.7c

Diluted earnings per share				733.7c			429.7c

Alternative performance measures

Underlying trading profit from continuing operations	2, 3	2,099			1,592

Adjusted EBITDA from continuing operations	2	2,266			1,760

Headline earnings per share	2, 8

Basic earnings per share		688.1c			508.0c

Diluted earnings per share		683.9c			503.3c

The Group disposed of its shares in Wolseley UK Limited (“UK business”) on January 29, 2021. The UK results have been reclassified to discontinued operations and the prior year comparative results have been restated throughout the consolidated financial statements. See note 6 for further details.

Group statement of comprehensive income

Year ended July 31, 2021

	Notes	2021 $m	Restated 2020 $m

Profit for the year		1,508	961

Other comprehensive income:

Items that may be reclassified subsequently to profit or loss:

Exchange gain on translation of overseas operations[1]		75	57

Exchange loss on translation of borrowings and derivatives designated as hedges of overseas operations[1]		(31)	(31)

Cumulative currency translation differences recycled on disposals[1]		135	9

Items that will not be reclassified subsequently to profit or loss:

Remeasurement of retirement benefit plans[2]		107	(235)

Tax (charge)/credit on items that will not be reclassified to profit or loss[2]	5	(19)	44

Other comprehensive income/(expense) for the year		267	(156)

Total comprehensive income for the year		1,775	805

Total comprehensive income attributable to:

Continuing operations		1,770	789

Discontinued operations		5	16

Total comprehensive income for the year attributable to shareholders of the Company		1,775	805

1.	Impacting the translation reserve.

2.	Impacting retained earnings.

Group statement of changes in equity

Year ended July 31, 2021

				Reserves
	Notes	Share capital $m	Share premium $m	Translation reserve $m	Treasury shares $m	Own shares $m	Retained earnings $m	Total equity $m

At July 31, 2019		30	9	(598)	(305)	(102)	5,316	4,350

Adjustment on adoption of IFRS 16		–	–	–	–	–	(187)	(187)

At August 1, 2019		30	9	(598)	(305)	(102)	5,129	4,163

Profit for the year		–	–	–	–	–	961	961

Other comprehensive expense		–	–	35	–	–	(191)	(156)

Total comprehensive income		–	–	35	–	–	770	805

Purchase of own shares by Employee Benefit Trusts		–	–	–	–	(26)	–	(26)

Issue of own shares by Employee Benefit Trusts		–	–	–	–	40	(40)	–

Credit to equity for share-based payments		–	–	–	–	–	26	26

Tax relating to share-based payments	5	–	–	–	–	–	11	11

Purchase of Treasury shares		–	–	–	(292)	–	–	(292)

Disposal of Treasury shares		–	–	–	27	–	(16)	11

Dividends paid	7	–	–	–	–	–	(327)	(327)

At July 31, 2020		30	9	(563)	(570)	(88)	5,553	4,371

Profit for the year		–	–	–	–	–	1,508	1,508

Other comprehensive income		–	–	179	–	–	88	267

Total comprehensive income		–	–	179	–	–	1,596	1,775

Reclassification of exchange on translation of overseas operations		–	–	(14)	–	–	14	–

Issue of own shares by Employee Benefit Trusts		–	–	–	–	30	(30)	–

Credit to equity for share-based payments		–	–	–	–	–	71	71

Tax relating to share-based payments	5	–	–	–	–	–	9	9

Purchase of Treasury shares		–	–	–	(400)	–	–	(400)

Disposal of Treasury shares		–	–	–	39	–	(21)	18

Dividends paid	7	–	–	–	–	–	(1,034)	(1,034)

At July 31, 2021		30	9	(398)	(931)	(58)	6,158	4,810

Group balance sheet

Year ended July 31, 2021

	Notes	2021 $m	2020 $m

Assets

Non-current assets

Intangible assets: goodwill	9	1,757	1,721

Intangible assets: other	9	546	521

Right of use assets	9	895	1,111

Property, plant and equipment	9	1,305	1,389

Interests in associates		5	4

Other financial assets		18	12

Retirement benefit assets		108	–

Deferred tax assets		303	216

Trade and other receivables		428	377

Derivative financial assets		16	28

		5,381	5,379

Current assets

Inventories		3,426	2,880

Trade and other receivables		3,331	3,042

Current tax receivable		4	–

Other financial assets		–	9

Derivative financial assets		5	11

Cash and cash equivalents		1,335	2,115

Assets held for sale		3	20

		8,104	8,077

Total assets		13,485	13,456

Liabilities

Current liabilities

Trade and other payables		4,022	3,591

Current tax payable		303	293

Borrowings	10	183	531

Lease liabilities		263	281

Provisions		72	53

		4,843	4,748

Non-current liabilities

Trade and other payables		342	338

Borrowings	10	2,528	2,635

Lease liabilities		827	1,074

Deferred tax liabilities		–	26

Provisions		123	202

Retirement benefit obligations		12	61

		3,832	4,336

Total liabilities		8,675	9,085

Net assets		4,810	4,371

Equity

Share capital		30	30

Share premium		9	9

Reserves		4,771	4,332

Equity attributable to shareholders of the Company		4,810	4,371

Group cash flow statement

Year ended July 31, 2021

	Notes	2021 $m	2020 $m

Cash flows from operating activities

Cash generated from operations	11	2,093	2,252

Net interest paid		(148)	(159)

Tax paid		(404)	(225)

Net cash generated from operating activities		1,541	1,868

Cash flows from investing activities

Acquisition of businesses (net of cash acquired)	12	(335)	(351)

Disposals of businesses (net of cash disposed of)	13	380	7

Purchases of property, plant and equipment		(174)	(215)

Proceeds from sale of property, plant and equipment and assets held for sale		35	13

Purchases of intangible assets		(72)	(87)

Acquisition of associates and other investments		(6)	(5)

Disposal of interests in associates and other investments		–	32

Net cash used in investing activities		(172)	(606)

Cash flows from financing activities

Purchase of own shares by Employee Benefit Trusts		–	(26)

Purchase of Treasury shares		(400)	(451)

Proceeds from the sale of Treasury shares		18	11

Proceeds from loans and derivatives	14	4	1,169

Repayments of loans	14	(375)	(566)

Lease liability capital payments	14	(296)	(295)

Dividends paid to shareholders		(1,036)	(327)

Net cash used in financing activities		(2,085)	(485)

Net cash (used)/generated		(716)	777

Effects of exchange rate changes		1	4

Cash, cash equivalents and bank overdrafts at the beginning of the year	14	1,867	1,086

Cash, cash equivalents and bank overdrafts at the end of the year	14	1,152	1,867

Notes to the full year results announcement

Year ended July 31, 2021

1 – Basis of preparation

The full year results announcement for the year ended July 31, 2021, which is an abridged statement of the full Annual Report and Accounts, has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

Ferguson plc is a public company limited by shares incorporated in Jersey under the Companies (Jersey) Law 1991 and is headquartered in the UK. It operates as the ultimate parent company of the Ferguson Group. Its registered office is 13 Castle Street, St Helier, Jersey, JE1 1ES, Channel Islands.

The financial information in the full year results announcement for the year ended July 31, 2021 does not constitute the statutory financial statements of the Group. The statutory financial statements for the year ended July 31, 2020 have been filed with the Jersey Registrar of Companies. The auditors have reported on those accounts and on the statutory financial statements of the Company for the year ended July 31, 2021 which will be filed with the Jersey Registrar of Companies following the Annual General Meeting. Both the audit reports were unqualified and did not contain any statements under Article 111(2) or Article 111(5) of the Companies (Jersey) Law 1991 or under section 498 of the Companies Act 2006.

Accounting developments and changes

The following amendments to existing standards became effective for the year ending July 31, 2021 and have not had a material impact on the Group’s consolidated financial statements:

–	Amendments to References to the Conceptual Framework in IFRS Standards;
–	Amendments to IAS 1 and IAS 8 – Definition of Material;
–	Amendments to IFRS 3 – Definition of a Business;
–	Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform (Phase 1); and
–	Amendments to IFRS 16 – COVID-19-Related Rent Concessions.

2 – Alternative performance measures

The Group uses alternative performance measures (“APMs”), which are not defined or specified under IFRS. These APMs, which are not considered to be a substitute for IFRS measures, provide additional helpful information. APMs are consistent with how business performance is planned, reported and assessed internally by management and the Board and provide comparable information across the Group.

Organic revenue growth

Management uses organic revenue growth as it provides a consistent measure of the percentage increase/decrease in revenue year-on-year, excluding the effect of currency exchange rate fluctuations, trading days, acquisitions and disposals. Organic revenue growth is determined as the growth in total reported revenue excluding the growth/decline attributable to currency exchange rate fluctuations, trading days, acquisitions and disposals divided by the preceding financial year’s revenue at the current year’s exchange rates.

A calculation of organic revenue growth is provided below:

Revenue	$m	% growth

Restated 2020	19,940

Impact of exchange rate movements	60	0.3

Reported 2020 at 2021 exchange rates	20,000

Organic growth	2,594	13.0

Trading days	(92)	(0.5)

Acquisitions	290	1.5

Reported 2021	22,792	14.3

Exceptional items

Exceptional items are those which are considered significant by virtue of their nature, size or incidence. These items are presented as exceptional within their relevant income statement category to assist in the understanding of the trading and financial results of the Group as these types of cost/credit do not form part of the underlying business.

Examples of items that are considered by management for designation as exceptional items include, but are not limited to:

–

restructuring costs within a segment which are both material and incurred as part of a significant change in strategy or due to the closure of a large part of a business and are not expected to be repeated on a regular basis;

–	significant costs incurred as part of the integration of an acquired business and which are considered to be material;
–	gains or losses on disposals of businesses are considered to be exceptional in nature as they do not reflect the performance of the trading business;
–	material costs or credits arising as a result of regulatory and litigation matters;
–

gains or losses arising on significant changes to, or closures of, defined benefit pension plans, and the impact of fluctuations in foreign currency exchange rates in relation to pension assets or liabilities held in currencies which are different to that of the functional currency of the entity. These are considered exceptional by nature; and

–	other items which are material and considered to be non-recurring in nature and/or are not as a result of the underlying trading activities of the business.

If provisions have been made for exceptional items in previous years, any reversal of these provisions is treated as exceptional.

Exceptional items for the current and prior year are disclosed in note 4.

2 – Alternative performance measures continued

Gross margin

The ratio of gross profit to revenue. Gross margin is used by management for assessing segment performance and it is a key performance indicator for the Group. A calculation of gross margin is provided below:

	2021			Restated 2020

	Gross profit $m	Revenue $m	Gross margin %	Gross profit $m	Revenue $m	Gross margin %

Continuing	6,980	22,792	30.6	5,983	19,940	30.0

Trading profit/underlying trading profit and trading margin/underlying trading margin

Trading profit is defined as operating profit before exceptional items and amortization of acquired intangible assets. Trading profit is used as a performance measure because it excludes costs and other items that do not form part of the trading business. Underlying trading profit is defined as trading profit excluding the impact of IFRS 16 and is used as the measure of segment performance.

Trading margin is the ratio of trading profit to revenue and is used to assess profitability. Underlying trading margin is the ratio of underlying trading profit to revenue and is used to assess segment profitability and is a key performance indicator for the Group.

A reconciliation of underlying trading profit and trading profit to statutory operating profit for continuing operations is provided below:

	2021 $m	Restated 2020 $m

Operating profit	2,034	1,449

Exceptional items	11	97

Amortization of acquired intangible assets	131	114

Trading profit	2,176	1,660

Impact of IFRS 16	(77)	(68)

Underlying trading profit	2,099	1,592

A calculation of trading margin/underlying trading margin is provided below:

	2021

	Revenue $m	Trading profit/(loss) $m	Impact of IFRS 16 $m	Underlying trading profit/(loss) $m	Trading margin %	Underlying trading margin %

USA	21,478	2,147	(74)	2,073	10.0	9.7

Canada	1,314	79	(3)	76	6.0	5.8

Central and other costs	–	(50)	–	(50)	–	–

Continuing operations	22,792	2,176	(77)	2,099	9.5	9.2

	Restated 2020

	Revenue $m	Trading profit/(loss) $m	Impact of IFRS 16 $m	Underlying trading profit/(loss) $m	Trading margin %	Underlying trading margin %

USA	18,857	1,654	(67)	1,587	8.8	8.4

Canada	1,083	44	(1)	43	4.1	4.0

Central and other costs	–	(38)	–	(38)	–	–

Continuing operations	19,940	1,660	(68)	1,592	8.3	8.0

2 – Alternative performance measures continued

Adjusted EBITDA

Adjusted EBITDA is operating profit before charges/credits relating to depreciation, amortization, impairment, exceptional items and the impact of IFRS 16. Adjusted EBITDA is used in the net debt to adjusted EBITDA ratio to assess the appropriateness of the Group’s financial gearing and excludes IFRS 16 in line with the requirements of the Group’s debt covenants. For this reason, adjusted EBITDA refers to Group adjusted EBITDA unless otherwise stated. A reconciliation of statutory operating profit to adjusted EBITDA is provided below:

	2021			Restated 2020
	Continuing $m	Discontinued $m	Group $m	Continuing $m	Discontinued $m	Group $m

Operating profit	2,034	(128)	1,906	1,449	(20)	1,429

Exceptional items	11	182	193	97	21	118

Amortization of acquired intangible assets	131	3	134	114	16	130

Trading profit	2,176	57	2,233	1,660	17	1,677

Impact of IFRS 16	(77)	(8)	(85)	(68)	(1)	(69)

Underlying trading profit	2,099	49	2,148	1,592	16	1,608

Depreciation and impairment of property, plant and equipment	130	6	136	139	20	159

Amortization of non-acquired intangible assets	37	2	39	29	6	35

Adjusted EBITDA	2,266	57	2,323	1,760	42	1,802

Effective tax rate

The effective tax rate is the ratio of the adjusted tax charge to adjusted profit before tax and is used as a measure of the tax rate of the underlying business. See reconciliation in note 5.

Headline profit after tax and headline earnings per share

Headline profit after tax is calculated as the profit from continuing operations after tax, before charges for amortization and impairment of acquired intangible assets and impairment of interests in associates net of tax, exceptional items net of tax and non-recurring tax relating to changes in tax rates and other adjustments. The Group excludes amortization and impairment of acquired intangible assets to improve the comparability between acquired and organically grown operations, as the latter cannot recognise internally generated intangible assets.

Headline earnings per share is the ratio of headline profit after tax to the weighted average number of ordinary shares in issue during the year, excluding those held by the Employee Benefit Trusts and those held by the Company as Treasury shares. Headline earnings per share is used for the purpose of setting remuneration targets for the Executive Directors and other senior executives. See reconciliation in note 8.

Net debt

Net debt excluding lease liabilities comprises cash and cash equivalents, bank overdrafts, bank and other loans and derivative financial instruments. The Group uses net debt excluding lease liabilities, which excludes lease liabilities under IFRS 16, to be consistent with adjusted EBITDA in line with the requirements of the Group’s debt covenants. For this reason the Group uses the term net debt to refer to net debt excluding lease liabilities unless otherwise stated. Net debt is a good indicator of the strength of the Group’s balance sheet position and is used by the Group’s debt providers. See note 14 for a reconciliation.

Return on gross capital employed

Return on gross capital employed is the ratio of the Group’s trading profit to the average year-end shareholders’ equity, net debt, total lease liabilities and accumulated amortization and impairment of goodwill and acquired intangible assets. Return on gross capital employed is a key performance indicator for the Group. The calculation of return on gross capital employed is shown below:

	2021 $m	2020 $m

Net debt (note 14)	1,355	1,012

Lease liabilities (note 14)	1,090	1,355

Accumulated impairment losses of goodwill	37	140

Accumulated amortization and impairment losses of acquired intangible assets[1]	877	811

Shareholders’ equity	4,810	4,371

Gross capital employed	8,169	7,689

Average gross capital employed[2]	7,929	7,022

Group trading profit[3]	2,233	1,677

Return on gross capital employed %	28.2	23.9

1.	Excludes software.

2.	Gross capital employed in 2019 was $6,355 million.

3.	Reconciliation provided above under adjusted EBITDA.

3 – Segmental analysis

The Group’s operating segments are established on the basis of the operating businesses overseen by distinct divisional management teams responsible for their performance. These operating businesses are managed on a geographical basis and are regularly reviewed by the chief operating decision-maker, which is determined to be the Group Chief Executive and the Group Chief Financial Officer, in deciding how to allocate resources and assess the performance of the businesses. All operating segments derive their revenue from a single business activity, the distribution of plumbing and heating products. Revenue is attributed to a country based on the location of the Group company reporting the revenue.

The Group disposed of its UK business Wolseley UK Limited on January 29, 2021. The UK results have been reclassified to discontinued operations and prior year comparative results have been restated.

Canada does not meet the quantitative thresholds set out in IFRS 8 “Operating Segments” to be separately disclosed, however, is reported as a separate segment as it is the only operation outside of the USA.

The Group’s business is not highly seasonal and the Group’s customer base is highly diversified, with no individually significant customer.

The changes in revenue and trading profit for continuing operations between the years ended July 31, 2021 and July 31, 2020 include changes in exchange rates, acquisitions, trading days and organic change.

Where businesses are disposed in the year, the difference between the revenue and trading profit in the current year up to the date of disposal and the revenue and trading profit in the equivalent portion of the prior year is included in organic change.

An analysis of the change in revenue by reportable segment for continuing operations is as follows:

	Restated 2020 $m	Exchange $m	Acquisitions $m	Trading days $m	Organic change $m	2021 $m

USA	18,857	–	290	(81)	2,412	21,478

Canada	1,083	60	–	(11)	182	1,314

Continuing operations	19,940	60	290	(92)	2,594	22,792

An additional disaggregation of revenue by end market for continuing operations is as follows:

	2021 $m	Restated 2020 $m

Residential	11,990	10,087

Commercial	6,661	6,116

Civil/Infrastructure	1,506	1,315

Industrial	1,321	1,339

USA	21,478	18,857

Canada	1,314	1,083

Continuing operations	22,792	19,940

An analysis of the change in underlying trading profit/(loss) (note 2) by reportable segment for continuing operations is as follows:

	Restated 2020 $m	Exchange $m	Acquisitions $m	Trading days $m	Organic change $m	2021 $m

USA	1,587	–	19	(18)	485	2,073

Canada	43	2	–	(2)	33	76

Total reportable segments	1,630	2	19	(20)	518	2,149

Central and other costs	(38)	(2)	–	–	(10)	(50)

Continuing operations	1,592	–	19	(20)	508	2,099

3 – Segmental analysis continued

Underlying trading profit/(loss) (note 2) is the Group’s measure of segment performance. The reconciliation between underlying trading profit/(loss), trading profit/(loss) and operating profit/(loss) by reportable segment for continuing operations is as follows:

	2021						Restated 2020
	Underlying trading profit/(loss) $m	Impact of IFRS 16 $m	Trading profit/(loss) $m	Exceptional items $m	Amortization of acquired intangible assets $m	Operating profit/(loss) $m	Underlying trading profit/(loss) $m	Impact of IFRS 16 $m	Trading profit/(loss) $m	Exceptional items $m	Amortization of acquired intangible assets $m	Operating profit/(loss) $m

USA	2,073	74	2,147	9	(131)	2,025	1,587	67	1,654	(65)	(113)	1,476

Canada	76	3	79	2	–	81	43	1	44	(7)	(1)	36

Total reportable segments	2,149	77	2,226	11	(131)	2,106	1,630	68	1,698	(72)	(114)	1,512

Central and other costs	(50)	–	(50)	(22)	–	(72)	(38)	–	(38)	(25)	–	(63)

Group	2,099	77	2,176	(11)	(131)	2,034	1,592	68	1,660	(97)	(114)	1,449

Net finance costs						(144)						(140)

Share of profit/(loss) after tax of associates						1						(2)

Gain on disposal of interests in associates and other investments						–						7

Impairment of interests in associates						–						(22)

Profit before tax[1]						1,891						1,292

1.	From continuing operations.

Other information on assets and liabilities by segment is set out in the tables below:

	2021			Restated 2020
	Segment assets $m	Segment liabilities $m	Segment net assets/(liabilities) $m	Segment assets $m	Segment liabilities $m	Segment net assets/(liabilities) $m

USA	10,959	(5,205)	5,754	9,338	(4,402)	4,936

Canada	722	(328)	394	603	(315)	288

Total reportable segments	11,681	(5,533)	6,148	9,941	(4,717)	5,224

Central and other costs	140	(119)	21	49	(159)	(110)

Discontinued operations	1	(9)	(8)	1,096	(724)	372

Tax assets/(liabilities)	307	(303)	4	216	(319)	(103)

Net cash/(debt)	1,356	(2,711)	(1,355)	2,154	(3,166)	(1,012)

Group assets/(liabilities)	13,485	(8,675)	4,810	13,456	(9,085)	4,371

3 – Segmental analysis continued

Geographical information of non-current assets is set out in the table below. Non-current assets includes goodwill, other intangible assets, right of use assets, property, plant and equipment and interests in associates.

	2021 $m	2020 $m

USA	4,242	4,134

Canada	263	255

UK	3	357

Group	4,508	4,746

	2021					Restated 2020
	Additions to goodwill $m	Additions to other acquired intangible assets and interests in associates $m	Additions to non-acquired intangible assets$m	Additions to right of use assets $m	Additions to property,plant and equipment $m	Additions to goodwill $m	Additions to other acquired intangible assets and interests in associates $m	Additions to non-acquired intangible assets $m	Additions to right of use assets $m	Additions to property, plant and equipment $m

USA	80	164	66	84	165	66	107	79	86	199

Canada	–	–	4	8	5	–	–	3	10	2

Total reportable segments	80	164	70	92	170	66	107	82	96	201

Discontinued operations	–	–	2	2	4	12	31	5	19	13

Group	80	164	72	94	174	78	138	87	115	214

	2021					Restated 2020
	Impairment of goodwill, other acquired intangible assets and interests in associates $m	Amortization of other acquired intangible assets $m	Amortization and impairment of non- acquired intangible assets $m	Depreciation and impairment of right of use assets $m	Depreciation and impairment of property, plant and equipment $m	Impairment of goodwill, other acquired intangible assets and interests in associates $m	Amortization of other acquired intangible assets $m	Amortization and impairment of non- acquired intangible assets $m	Depreciation and impairment of right of use assets $m	Depreciation and impairment of property, plant and equipment $m

USA	–	131	34	224	123	–	113	26	226	131

Canada	–	–	2	16	7	–	1	2	14	7

Total reportable segments	–	131	36	240	130	–	114	28	240	138

Central and other costs	–	–	1	1	–	22	–	1	1	1

Discontinued operations	–	3	2	13	6	–	16	6	37	20

Group	–	134	39	254	136	22	130	35	278	159

4 – Exceptional items

Exceptional items credited/(charged) to profit before tax from continuing operations are analyzed by purpose as follows:

	2021 $m	Restated 2020 $m

Business restructuring	11	(71)

Other exceptional items	(22)	(26)

Total included in operating profit	(11)	(97)

Finance costs	(1)	–

Gain on disposal of interests in associates and other investments	–	7

Total included in profit before tax	(12)	(90)

For the year ended July 31, 2021, other exceptional items predominantly relate to the Group’s listing in the USA.

During the year, the cash flows relating to exceptional items were $50 million (2020 restated: $97 million) used in respect of operating activities and $nil (2020 restated: $32 million) generated in respect of investing activities.

Discontinued exceptional items and related cash flows are explained in note 6.

5 – Tax

The tax charge for the year comprises:

	2021 $m	Restated 2020 $m

Current year tax charge	394	294

Adjustments to tax charge in respect of prior years	19	(16)

Total current tax charge	413	278

Deferred tax (credit)/charge: origination and reversal of temporary differences	(172)	39

Total tax charge	241	317

An exceptional tax credit of $2 million (2020 restated: $19 million) was recorded against exceptional items. The deferred tax credit of $172 million (2020 restated: charge of $39 million) includes a credit of $29 million (2020 restated: $5 million) resulting from changes in tax rates. The deferred tax credit is materially impacted by an accounting method change with respect to accounting for inventory in the USA. This has resulted in a recharacterization of deferred tax liabilities and increased current year tax charge, for a net nil impact. A tax charge of $12 million (2020: credit of $10 million) arises on the profit from discontinued operations. Of this charge, $3 million (2020: credit of $4 million) relates to exceptional items.

Tax on items (charged)/credited to the Group statement of comprehensive income:

	2021 $m	2020 $m

Deferred tax (charge)/credit on remeasurement of retirement benefit plans	(19)	44

Total tax on items (charged)/credited to the Group statement of comprehensive income	(19)	44

Within the statement of other comprehensive income, there is a tax credit of $8 million (2020: $nil) relating to changes in tax rates.

Tax on items credited to equity:

	2021 $m	2020 $m

Current tax credit on share-based payments	5	6

Deferred tax credit on share-based payments	4	5

Total tax on items credited to equity	9	11

There is no tax charge in the statement of changes in equity which relates to changes in tax rates in the current or prior year.

The Group has made provisions for the liabilities likely to arise from open audits and assessments. At July 31, 2021, the Group has recognized provisions of $138 million (2020: $294 million) in respect of its uncertain tax positions. The total provision has decreased by $156 million in the year primarily due to decreases related to closure of tax authority audits and the expiry of the statute of limitations for a number of open tax years. With respect to the remaining uncertain tax positions, although there is uncertainty regarding the timing of the resolution of these matters, management do not believe that the Group’s uncertain tax provisions constitute a major source of estimation uncertainty as they consider that there is no significant risk of a material change to its estimate of these provisions within the next 12 months.

5 – Tax continued

	2021

	Adjusted profit/tax[6]		Other profit/tax[7]		Total profit/tax from continuing operations

Tax reconciliation:	$m	%	$m	%	$m	%

Profit before tax	2,034		(143)		1,891

Expected tax at weighted average tax rate[1]	(466)	22.9	35	(24.5)	(431)	22.8

Adjusted for the effects of:

(under)/over provisions in respect of prior periods[2]	(1)	–	12	(8.4)	11	(0.6)

current year (charge)/credit in relation to uncertain tax provisions[3]	(33)	1.7	171	(119.5)	138	(7.4)

tax credits and incentives	12	(0.6)	–	–	12	(0.6)

non-taxable income	1	–	17	(11.9)	18	(1.0)

other[4]	(9)	0.4	(9)	6.3	(18)	1.0

effect of tax rate changes[5]	–	–	29	(20.3)	29	(1.5)

Tax (charge)/credit / effective tax rate	(496)	24.4	255	(178.3)	(241)	12.7

	Restated 2020

	Adjusted profit/tax[6]		Other profit/tax[7]		Total profit/tax from continuing operations

Tax reconciliation:	$m	%	$m	%	$m	%

Profit before tax	1,512		(220)		1,292

Expected tax at weighted average tax rate[1]	(327)	21.6	55	(24.9)	(272)	21.0

Adjusted for the effects of:

(under)/over provisions in respect of prior periods[2]	(9)	0.6	7	(3.2)	(2)	0.2

current year charge in relation to uncertain tax provisions[3]	(33)	2.2	–	–	(33)	2.6

tax credits and incentives	6	(0.4)	–	–	6	(0.5)

non-taxable income	8	(0.5)	–	–	8	(0.6)

other[4]	(21)	1.4	(8)	3.6	(29)	2.2

effect of tax rate changes[5]	–	–	5	(2.3)	5	(0.4)

Tax (charge)/credit / effective tax rate	(376)	24.9	59	(26.8)	(317)	24.5

1.

This expected weighted average tax rate reflects the applicable statutory corporate tax rates on the accounting profits/losses in the countries in which the Group operates after intra-group financing. This results in interest deductions and lower taxable profits in many of the countries and therefore reduces the tax rate. The pre intra-group financing adjusted expected weighted average tax rate is 25.8 per cent (2020: 25.6 per cent) and this is reduced to a post intra-group financing adjusted expected weighted average tax rate of 22.9 per cent (2020: 21.6 per cent) following intra-group financing. The 1.3 per cent increase in the post intra-group financing adjusted expected weighted average tax rate is primarily due to the change in the mix of income generated by jurisdiction.

2.

This includes adjustments arising out of movements in uncertain tax provisions regarding prior periods and differences between the final tax liabilities in the tax computations and the tax liabilities provided in the consolidated financial statements.

3.	This reflects management’s assessment of the potential tax liability for the current year in relation to open tax issues and audits.

4.

This primarily relates to non-taxable disposal of businesses and to certain expenditure for which no tax relief is available such as disallowable business entertaining costs and legal/professional fees.

5.	In 2021, this relates to the change of the corporation tax rate to 25% from the previously enacted 19% in the UK.

6.

Adjusted profit means profit before tax, exceptional items, the amortization and impairment of acquired intangible assets and impairment of interests in associates as defined in note 2. Adjusted tax is the tax expense arising on adjusted profit.

7.

Other profit or loss is profit or loss from the amortization and impairment of acquired intangible assets, impairment of interests in associates and exceptional items. Other tax is the tax expense or credit arising on the other profit or loss and includes other non-recurring tax items. In 2021, the other credit of $255 million relates primarily to the release of uncertain tax position provisions, exceptional restructuring costs, tax deductible amortization in relation to intangible assets and amortization of loan premium.

6 – Discontinued operations

The Group disposed of the shares in its UK business Wolseley UK Limited on January 29, 2021. In accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the disposal group has been presented as a discontinued operation. The assets and liabilities of the UK business were transferred to assets held for sale during the year before being disposed of.

The results from discontinued operations, which have been included in the Group income statement, are set out below:

	2021			Restated 2020

	Before exceptional items $m	Exceptional items $m	Total $m	Before exceptional items $m	Exceptional items $m	Total $m
Revenue	1,138	–	1,138	1,879	–	1,879

Cost of sales	(879)	–	(879)	(1,437)	(3)	(1,440)
Gross profit	259	–	259	442	(3)	439

Operating costs:

loss on disposal of businesses	–	(356)	(356)	–	–	–

other	(205)	174	(31)	(441)	(18)	(459)

Operating costs	(205)	(182)	(387)	(441)	(18)	(459)
Operating loss	54	(182)	(128)	1	(21)	(20)

Finance costs	(2)	–	(2)	(4)	–	(4)
Loss before tax	52	(182)	(130)	(3)	(21)	(24)

Tax	(9)	(3)	(12)	6	4	10
Loss from discontinued operations	43	(185)	(142)	3	(17)	(14)
Basic loss per share			(63.6)c			(6.2)c

Diluted loss per share			(63.2)c			(6.2)c

The discontinued exceptional loss on disposal of businesses in 2021 comprises a loss on disposal of the UK business of $370 million generated from the recycling of cumulative translation adjustments and a gain on prior year disposals of $14 million.

The discontinued exceptional other operating cost items in 2021 comprises a $63 million impairment of assets held for sale relating to the sale of the UK business, a $235 million gain from the recycling of cumulative translation adjustments following the abandonment of former Group financing companies and a $2 million release relating to UK business restructuring in prior years.

The discontinued exceptional items in 2020 relate predominantly to business restructuring costs incurred in the UK and includes $3 million charged to cost of sales for inventory writedowns.

During the year, discontinued operations generated cash of $32 million (2020: $113 million) in respect of operating activities, generated $390 million (2020: used $54 million) in respect of investing activities, which included $380 million (2020: $7 million) of net cash inflow from the disposals of businesses, and used $19 million (2020: $35 million) in respect of financing activities. Discontinued operations cash flows relating to exceptional items were $7 million (2020: $16 million) used in respect of operating activities and $380 million (2020: $8 million) generated in respect of investing activities.

7 – Dividends

Amounts recognized as distributions to equity shareholders:

	2021 $m	2020 $m
Final dividend for the year ended July 31, 2019: 145.1 cents per share	–	327

Final dividend for the year ended July 31, 2020: 208.2 cents per share	467	–

Interim dividend for the year ended July 31, 2021: 72.9 cents per share	163	–

Special dividend: 180.0 cents per share	404	–

Dividends paid	1,034	327

Since the end of the financial year, the Directors have proposed a final ordinary dividend of approximately $369 million (166.5 cents per share). The dividend is subject to approval by shareholders at the Annual General Meeting and is therefore not included in the balance sheet as a liability at July 31, 2021.

Dividends are declared in US dollars and paid in both pounds sterling and US dollars. For those shareholders paid in pounds sterling, the exchange rate used to translate the declared value was set in advance of the payment date. As a result of foreign exchange rate movements between these dates, the total amount paid (shown in the Group cash flow statement) may be different to that stated above.

8 – Earnings per share

	2021			Restated 2020

	Earnings $m	Basic earnings per share cents	Diluted earnings per share cents	Earnings $m	Basic earnings per share cents	Diluted earnings per share cents

Profit from continuing and discontinued operations attributable to shareholders of the Company	1,508	674.7	670.5	961	427.5	423.5

Loss from discontinued operations	142	63.6	63.2	14	6.2	6.2

Profit from continuing operations	1,650	738.3	733.7	975	433.7	429.7

Non-recurring tax credit relating to release of uncertain tax positions	(174)	(77.9)		–	–

Non-recurring tax credit relating to changes in tax rates and other adjustments	(46)	(20.6)		(9)	(4.0)

Amortization and impairment of acquired intangible assets and impairment of interests in associates (net of tax)	98	43.8		105	46.7

Exceptional items (net of tax)	10	4.5		71	31.6

Headline profit after tax from continuing operations	1,538	688.1	683.9	1,142	508.0	503.3

The weighted average number of ordinary shares in issue during the year, excluding those held by Employee Benefit Trusts and those held by the Company as Treasury shares, was 223.5 million (2020: 224.8 million). The impact of all potentially dilutive share options on earnings per share would be to increase the weighted average number of shares in issue to 224.9 million (2020: 226.9 million).

9 – Intangible assets, right of use assets and property, plant and equipment

		Other intangible assets

	Goodwill $m	Acquired intangible assets $m	Software $m	Total $m	Right of use assets $m	Property, plant and equipment $m	Total intangible, right of use and tangible assets $m

Net book value at August 1, 2020	1,721	380	141	521	1,111	1,389	4,742

Additions	–	–	72	72	94	174	340

Acquisitions	80	164	–	164	12	11	267

Disposals, reclassification to held for sale and remeasurements	(56)	(14)	(26)	(40)	(76)	(139)	(311)

Depreciation and amortization	–	(134)	(39)	(173)	(254)	(136)	(563)

Exchange rate adjustment	12	1	1	2	8	6	28

Net book value at July 31, 2021	1,757	397	149	546	895	1,305	4,503

Goodwill and intangible assets acquired during the year have been allocated to the individual cash generating units or aggregated cash generating units (together “CGUs”) which are deemed to be the smallest identifiable group of assets generating independent cash inflows. CGUs have been aggregated in the disclosure below at a segmental level except for certain CGUs in the USA which are considered to be significant (more than 10 per cent of the current year goodwill balance). Impairment reviews were performed for each individual CGU during the year ended July 31, 2021.

	2021				2020

	Long-term growth rate %	Post-tax discount rate %	Pre-tax discount rate %	Goodwill $m	Long-term growth rate %	Post-tax discount rate %	Pre-tax discount rate %	Goodwill $m

Blended Branches[1]				1,096				1,038

Waterworks				192				183

Rest of USA[1]				319				306

USA	2.2	7.5	10.3	1,607	2.2	8.1	10.8	1,527

UK	n/a	n/a	n/a	–	1.5	7.7	9.4	55

Canada	2.0	8.0	10.9	150	1.3	7.8	10.8	139

Total				1,757				1,721

1.

Due to a reorganization of the reporting structure, the Facilities Supply CGU, previously included within the Rest of USA CGU, has been reallocated to the Blended Branches CGU. The comparative has been reclassified for comparability.

The relevant inputs, including key assumptions, to the value in use calculations of each CGU are set out below.

Cash flow forecasts for years one to three are derived from the most recent Board approved strategic plan. The forecast for year five represents an estimate of “mid-cycle” trading performance for the CGU based on historic analysis. Year four is calculated as the average of the final year of the strategic plan and year five’s mid-cycle estimate. The other inputs include: a risk-adjusted, pre-tax discount rate, calculated by reference to the weighted average cost of capital (“WACC”) of each country and reflecting the latest equity market risk factors; and the 30-year long-term growth rate by country, as published by the IMF in April 2021.

The strategic plan is developed based on analyses of sales, markets and costs at a regional level. Consideration is given to past events, knowledge of future contracts and the wider economy. It takes into account both current business and future initiatives.

Management has performed a sensitivity analysis across all CGUs which have goodwill and acquired intangible assets using reasonably possible changes in the following key impairment review assumptions: compound average revenue growth rate, post-tax discount rate and long-term growth rate, keeping all other assumptions constant. The sensitivity analysis included an assessment of the break-even point for each of the key assumptions. The sensitivity testing identified no reasonably possible changes in key assumptions that would cause the carrying amount of any CGU to exceed its recoverable amount. As a result, management do not believe that the key impairment review assumptions constitute a major source of estimation uncertainty as they consider that there is no significant risk of a material change to its estimate of these assumptions within the next 12 months.

10 – Borrowings

	2021			2020
	Current $m	Non-current $m	Total $m	Current $m	Non-current $m	Total $m

Bank overdrafts	183	–	183	248	–	248

Senior unsecured loan notes	–	2,528	2,528	283	2,635	2,918

Total borrowings	183	2,528	2,711	531	2,635	3,166

At July 31, 2021 total bond debt in the USA was $1,350 million (2020: $1,350 million) which is held at par value.

The carrying value of the USPP senior unsecured loan notes of $1,178 million comprises a par value of $1,155 million and a fair value adjustment of $23 million from the application of hedge accounting (2020: $1,568 million, $1,530 million and $38 million respectively).

The Group applies fair value hedge accounting to debt of $355 million (2020: $355 million), swapping fixed interest rates into floating interest rates using a series of interest rate swaps.

Included in bank overdrafts at July 31, 2021 is an amount of $36 million (2020: $248 million) which is part of the Group’s cash pooling arrangements where there is an equal and opposite balance included within cash and cash equivalents. These amounts are subject to a master netting arrangement.

In April 2020, Ferguson Finance plc was approved as an eligible issuer under the Covid Corporate Financing Facility (“CCFF”); all commercial paper issued under the CCFF was fully repaid in June 2020 and as a result there are no balances recognized in the current or prior year. The Group did not utilize the funds that were previously drawn down under the facility and Ferguson Finance plc’s CCFF eligibility expired in October 2020. There are no unfulfilled conditions or contingencies associated with the facility.

No bank loans were secured against trade receivables and the trade receivables facility of $600 million was undrawn at July 31, 2021 and July 31, 2020.

There have been no significant changes during the year to the Group’s policies on accounting for, valuing and managing the risk of financial instruments.

Non-current loans are repayable as follows:

	2021 $m	2020 $m

Due in one to two years	250	–

Due in two to three years	55	250

Due in three to four years	150	150

Due in four to five years	400	150

Due in over five years	1,673	2,085

Total	2,528	2,635

11 – Reconciliation of profit to cash generated from operations

Profit for the year is reconciled to cash generated from continuing and discontinued operations as follows:

	2021 $m	2020 $m

Profit for the year attributable to shareholders	1,508	961

Net finance costs	146	144

Share of (profit)/loss after tax of associates	(1)	2

Gain on disposal of interests in associates and other investments	–	(7)

Impairment of interests in associates	–	22

Tax charge	253	307

Loss on disposal and closure of businesses and impairment of assets held for sale	184	3

Amortization of acquired intangible assets	134	130

Amortization of non-acquired intangible assets	39	35

Depreciation and impairment of right of use assets	254	278

Depreciation and impairment of property, plant and equipment	136	159

Gain on disposal of property, plant and equipment and assets held for sale	(3)	(3)

(Increase)/decrease in inventories	(825)	19

(Increase)/decrease in trade and other receivables	(769)	210

Increase/(decrease) in trade and other payables	1,023	(9)

Decrease in provisions and other liabilities	(57)	(25)

Share-based payments	71	26

Cash generated from operations	2,093	2,252

12 – Acquisitions

The Group acquired the following businesses during the year ended July 31, 2021, which are all engaged in the distribution of plumbing and heating products and were acquired to support growth in the USA. All transactions have been accounted for by the acquisition method of accounting.

Name	Date of acquisition	Country of incorporation	Shares/asset deal	% acquired
Old Dominion Supply, Inc.	October 2020	USA	Shares	100
Atlantic Construction Fabrics, Inc.	November 2020	USA	Assets	100
Nova Wildcat Amerock Holdings, Inc.	January 2021	USA	Shares	100
Clarksville Lighting & Appliance, LLC	January 2021	USA	Assets	100
The Kitchen Showcase, Inc.	June 2021	USA	Assets	100
Moore Industrial Supply	July 2021	USA	Assets	100
Canyon Pipe & Supply, Inc.	July 2021	USA	Assets	100

The assets and liabilities acquired and the consideration for all acquisitions in the year are as follows:

	2021 $m	2020 $m
Intangible assets
Software	–	13
Trade names and brands	17	34
Customer relationships	132	101
Other	15	3
Right of use assets	12	30
Property, plant and equipment	11	19
Inventories	51	58
Trade and other receivables	45	62
Cash, cash equivalents and bank overdrafts	13	6
Lease liabilities	(12)	(30)
Trade and other payables	(30)	(28)
Deferred tax	(10)	(11)
Provisions	–	(2)

Total	244	255
Goodwill arising	80	78
Consideration	324	333

Satisfied by:
Cash	299	321
Deferred consideration	25	12

Total consideration	324	333

The fair values acquired are provisional figures, being the best estimates currently available. Further adjustments may be necessary when additional information is available for some of the judgmental areas.

The goodwill arising on these acquisitions is attributable to the anticipated profitability of the new markets and product ranges to which the Group has gained access and additional profitability and operating efficiencies available in respect of existing markets.

The acquisitions contributed $159 million to revenue, $9 million to trading profit, $10 million loss to the Group’s operating profit, $15 million loss to the Group’s profit before tax and $17 million loss to the Group’s profit after tax for the period between the date of acquisition and the balance sheet date.

If each acquisition had been completed on the first day of the financial year, continuing revenue would have been $22,999 million, continuing trading profit would have been $2,195 million, continuing operating profit would have been $2,044 million, continuing profit before tax would have been $1,895 million and continuing profit after tax would have been $1,653 million.

The net outflow of cash in respect of the purchase of businesses is as follows:

	2021 $m	2020 $m
Purchase consideration	299	321
Deferred and contingent consideration in respect of acquisitions from prior years	49	36

Cash consideration	348	357
Cash, cash equivalents and bank overdrafts acquired	(13)	(6)

Net cash outflow in respect of the purchase of businesses	335	351

13 – Disposals

On January 29, 2021, the Group disposed of the shares in its UK business Wolseley UK Limited. There were no other disposals in the year ended July 31, 2021.

The Group recognized a total loss on disposals in the period of $356 million (2020: $nil), which is comprised of a loss on the current period disposal of the UK business of $370 million (2020: $nil) and a gain on prior year disposals of $14 million (2020: $nil). The total loss is reported within discontinued operations.

The loss on current period disposal is as follows:

	2021 $m	2020 $m
Consideration received	422	–
Net assets disposed of	(390)	–
Disposal costs and provisions	(32)	–
Recycling of deferred foreign exchange losses	(370)	–

Current period loss on disposal	(370)	–

Net assets disposed of were held in assets and liabilities held for sale.

The net inflow of cash in respect of disposals of businesses reported within discontinued operations is as follows:

	2021 $m	2020 $m
Cash consideration received for current period disposals (net of cash disposed of)	395	–
Cash consideration received in respect of prior year disposals	19	9
Cash paid in respect of prior year disposals	(2)	(2)
Disposal costs paid	(32)	–

Net cash inflow in respect of disposals of businesses	380	7

14 – Reconciliation of opening to closing net debt

	Cash and cash equivalents $m	Bank overdrafts $m	Total cash, cash equivalents and bank overdrafts $m	Derivative[1] financial instruments $m	Loans[1] $m	Obligations[1] under finance leases $m	Net debt excluding lease liabilities $m	Lease[1] liabilities $m	Net debt including lease liabilities $m

At July 31, 2019	1,133	(47)	1,086	22	(2,297)	(6)	(1,195)	–	(1,195)

Adjustment on adoption of IFRS 16	–	–	–	–	–	6	6	(1,481)	(1,475)

At August 1, 2019	1,133	(47)	1,086	22	(2,297)	–	(1,189)	(1,481)	(2,670)

Cash movements

Proceeds from loans and derivatives			–	(7)	(1,162)	–	(1,169)	–	(1,169)

Repayments of loans			–	–	566	–	566	–	566

Lease liability capital payments²			–	–	–	–	–	295	295

Interest paid on lease liabilities²			–	–	–	–	–	53	53

Changes in net debt due to acquisition of businesses			6	–	–	–	6	–	6

Other cash flows			771	–	–	–	771	–	771

Non-cash movements

Lease liability additions			–	–	–	–	–	(115)	(115)

Changes in lease liabilities due to acquisition of businesses			–	–	–	–	–	(30)	(30)

Discount unwinding on lease liabilities			–	–	–	–	–	(53)	(53)

Fair value and other adjustments			–	28	(20)	–	8	(16)	(8)

Exchange movements			4	(4)	(5)	–	(5)	(8)	(13)

At July 31, 2020	2,115	(248)	1,867	39	(2,918)	–	(1,012)	(1,355)	(2,367)

Cash movements

Proceeds from loans and derivatives			–	(4)	–	–	(4)	–	(4)

Repayments of loans			–	–	375	–	375	–	375

Lease liability capital payments²			–	–	–	–	–	296	296

Interest paid on lease liabilities²			–	–	–	–	–	46	46

Changes in net debt due to disposal of businesses			(27)	–	–	–	(27)	133	106

Changes in net debt due to acquisition of businesses			13	–	–	–	13	–	13

Other cash flows			(702)	–	–	–	(702)	–	(702)

Non-cash movements

Lease liability additions			–	–	–	–	–	(97)	(97)

Discount unwinding on lease liabilities			–	–	–	–	–	(46)	(46)

Changes in lease liabilities due to acquisition of businesses			–	–	–	–	–	(12)	(12)

Fair value and other adjustments			–	(13)	15	–	2	(44)	(42)

Exchange movements			1	(1)	–	–	–	(11)	(11)

At July 31, 2021	1,335	(183)	1,152	21	(2,528)	–	(1,355)	(1,090)	(2,445)

1.	Liabilities from financing activities.

2.	Total cash outflow in relation to leases including short-term leases, leases of low value assets and sublease income in the year ended July 31, 2021 was $359 million (2020: $377 million).

15 – Exchange rates

The results of overseas subsidiaries have been translated into US dollars using average rates of exchange. The year end rates of exchange have been used to convert balance sheet amounts. The principal currencies impacting the full year results announcement are as follows:

	2021	2020

Pounds sterling translation rate

Income statement	0.74	0.79

Balance sheet	0.72	0.76

Canadian dollar translation rate

Income statement	1.27	1.35

Balance sheet	1.25	1.34